SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

March 27, 2009

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F	___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	___	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	___	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

PRESS RELEASE

ECOPETROL S.A. ANNOUNCES RESULTS OF THE COMPANY’S ANNUAL
GENERAL SHAREHOLDERS’ MEETING

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC), Colombia's integrated oil and gas company, announced the resolutions which were approved by the Company’s Shareholders at the Company’s Annual General Shareholders’ Meeting, held today in Bogota.

The main resolutions were:

•	Approval of the Company’s financial statements for the year ended December 31, 2008.

•
The distribution of an annual per share dividend payment of COP$220, comprised of COP$115 of ordinary dividend and COP$105 of extraordinary dividend. The dividend is payable in three equal installments, within the last five days of April, 2009; within the last five days of August, 2009; and from the 15th day of December, 2009, to shareholders who are of record ten (10) business days before the relevant payment date.

•
The re-election of the following members to the Board of Directors: Minister of Finance, Minister of Mines and Energy, and Director of Planning Department, all of them representing the Government of Colombia; and of the following independent members: Mr. Fabio Echeverri Correa, Mr. Joaquin Moreno Uribe, Mr. Ignacio Sanin Bernal, Ms. Maria Elena Velasquez, and Mr. Mauricio Cardenas Santamaria. The election of Mr. German Bernal Gutierrez to replace Mr. Omar A. Baquero Soler.

•	The election of PRICEWATERHOUSE COOPERS LTDA (PWC) as Statutory and External Auditor of ECOPETROL S.A. and its affiliates.

•
Approval for the issuance of non-convertible bonds up to an amount equivalent to USD 4 billion dollars, which can be placed in Colombia and/or abroad, according to the particular market conditions, as well as the authorization granted by the Board of Directors and the government entities competent to that effect, at the time of any relevant issuance.

The complete agenda and all related materials concerning the Company’s Annual General Shareholders’ Meeting are available on the Company’s website: www.ecopetrol.com.co.

Bogota, Colombia – March 26, 2009

Ecopetrol is Colombia’s largest integrated oil company and is among the top 40 oil companies in the world and among the four largest oil companies in Latin America. Besides Colombia, where it accounts for 60% of total production, the Company is involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol has the principal refinery in Colombia, most of the network of oil and multiple purpose pipelines in the country, and it is considerably increasing its participation in biofuels.

Contact us for any additional information:

Dirección de Relaciones con el Inversionista
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Relaciones con los Medios (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co
www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  March 27, 2009

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer